UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                 No                X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                 No                X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

BBVA has been subject to the 2020 EU-wide Stress Test conducted by the European Banking Authority (EBA), in cooperation with the European Central Bank (ECB) and the European Systemic Risk Board (ESRB).

The 2020 EU-wide Stress Test does not contain a pass/fail threshold, instead it is designed to be used as an important source of information for the Supervisory Review and Evaluation Process (SREP) in 2021. The results will assist competent authorities in assessing BBVA’s ability to meet the prudential requirements under stressed scenarios based on a common methodology and assumptions.

The adverse stress test scenario was set by the ECB and the ESRB covering a three-year time horizon (2021-2023) and the stress test scenario has been carried out applying a static balance sheet assumption as of December 31st, 2020. Therefore the stress test scenario does not take into account business strategies and management actions implemented after the cut-off date. As such, the sale of BBVA USA (closed on June 1st, 2021) and the sale of BBVA Paraguay (closed on January 22nd, 2021) were not considered by the exercise.

BBVA’s results are summarized below:

●	Under the adverse scenario, BBVA’s CET1 fully loaded ratio as of December 31st 2023 decreases 3.03 percentage points to 8.69%.
●	Under the baseline scenario, BBVA’s CET1 fully loaded ratio increases 1.28 percentage points to 13% as of December 31st 2023.

Further information is available on the EBA website (www.eba.europa.eu).

Madrid, July 30th 2021

Note: The stress test exercise information is provided in the accompanying disclosure tables based on the common format provided by the EBA. The EU-stress test exercise and its results are not a forecast of BBVA profits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 30, 2021
By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón

Title: Authorized representative